Exhibit (a)(5)(K)

Press release

First half of 2012: Linde increases revenue and earnings

•	Group revenue up 5.9 percent to EUR 7.174 bn

•	Group operating profit[1] increases by 6.2 percent to EUR 1.655 bn

•	Slight rise in Group operating margin to 23.1 percent (2011: 23.0 percent)

•	Group outlook for 2012 confirmed:

•	Increase in revenue and operating profit expected

•	Mid-term targets revised as Linde proceeds with the Lincare acquisition:

•	Group operating profit target of EUR 4 bn expected to be achieved early – in 2013

•	ROCE[2] target of at least 14 percent expected to be achieved in 2015

Munich, 27 July 2012 – In the first six months of 2012, positive business trends have continued at the technology company, The Linde Group. Group revenue and Group operating profit both increased during the period. “We have seen a solid performance in the first half of 2012,” said Professor Dr Wolfgang Reitzle, Chief Executive Officer of Linde AG. “Our global footprint and well-balanced spread across different sectors enable us to compensate for faltering demand in some markets or the weakness of certain currencies.” CEO Reitzle believes that the Group is also well-equipped for the future: “We confirm our outlook and expect that we will achieve increases in Group revenue and Group operating profit in the full year 2012 when compared with the previous year.”

As Linde proceeds with its intended acquisition of the US homecare company Lincare Inc., it has revised its mid-term targets: “If we are able to complete the transaction as planned, we expect to generate Group operating profit of at least EUR 4 bn in the 2013 financial year – one year earlier than previously announced,” explained Reitzle. However, Linde expects to achieve its 14 percent target for ROCE (return on capital employed) in the 2015 financial year, one year later than forecast.

In the first half of 2012, Group revenue rose by 5.9 percent to EUR 7.174 bn, compared with EUR 6.774 bn for the first six months of 2011. After adjusting for exchange rate effects, the increase

[1]	Operating profit: EBITDA including share of profit or loss from associates and joint ventures.
[2]	ROCE (return on capital employed) based on the definition given on page 46 of the 2011 Financial Report.

in revenue was 2.3 percent. Linde has continued with the rigorous implementation of its HPO (High Performance Organisation) programme, a holistic concept for sustainable process optimisation and productivity gains, increasing Group operating profit by 6.2 percent to EUR 1.655 bn (2011: EUR 1.559 bn). The Group operating margin rose slightly as a result, to 23.1 percent (2011: 23.0 percent).

Profit for the period increased in the first half of 2012 by 5.5 percent to EUR 631 m (2011: EUR 598 m). Profit attributable to Linde AG shareholders was EUR 591 m (2011: EUR 566 m). This gives earnings per share of EUR 3.45 (2011: EUR 3.32). On an adjusted basis, i.e. after adjusting for the effects of the purchase price allocation from the BOC acquisition, earnings per share stood at EUR 3.91 (2011: EUR 3.79).

Gases Division

Revenue in the Gases Division in the first six months of 2012 grew 7.2 percent to EUR 5.830 bn, compared with a figure of EUR 5.436 bn for the prior-year period. On a comparable basis, i.e. after adjusting for exchange rate effects and changes in the price of natural gas, the increase in revenue was 3.4 percent. Linde’s Gases Division achieved a 7.8 percent increase in operating profit to EUR 1.599 bn (2011: EUR 1.483 bn). One of the factors which had a positive impact on this trend was the continuing implementation of Linde’s HPO measures. The operating margin for the first half of 2012 was 27.4 percent, just above the high figure achieved in the first six months of 2011 of 27.3 percent.

Business trends in the individual segments in the Gases Division reflect the fact that economic circumstances varied greatly from region to region. In the first half of 2012, the highest growth rates were once again to be seen in the emerging economies, whereas demand in the mature markets was relatively modest.

In the EMEA segment (Europe, Middle East, Africa), Linde achieved revenue growth of 4.2 percent in the first half of 2012 to EUR 2.944 bn (2011: EUR 2.824 bn). On a comparable basis, the growth in revenue was 3.4 percent. Operating profit increased by 3.3 percent to EUR 834 m

(2011: EUR 807 m). This resulted in an operating margin of 28.3 percent (2011: 28.6 percent). The Continental European homecare operations acquired by Linde from Air Products contributed for the first time to the expansion of business in the EMEA region. Linde was able to complete this acquisition in April 2012. In addition, the continuous implementation of the various productivity improvement and process standardisation initiatives under the HPO programme had a positive impact on business trends.

Business performance was adversely affected by unfavourable economic conditions in the eurozone. A planned stoppage for plant maintenance in Southern Europe also acted as a brake on revenue and earnings trends. In Eastern Europe and the Middle East, on the other hand, Linde was able to benefit from a good economic environment.

In the Asia/Pacific segment, Linde achieved revenue growth of 13.6 percent in the first six months of 2012 to EUR 1.674 bn (2011: EUR 1.473 bn). On a comparable basis, the increase in revenue was 4.2 percent. Growth in the first half of the year was adversely affected by a smaller increase in demand in the market for electronic gases than in the previous year. Revenue trends during the reporting period were also affected by plant stoppages in South and East Asia.

Operating profit was up 11.6 percent to EUR 453 m (2011: EUR 406 m). This resulted in an operating margin of 27.1 percent (2011: 27.6 percent). When comparing the operating margin for the first half of 2012 with that for the first half of 2011, factors to be taken into account are the pass-through of increases in the price of natural gas and the up-front investment required to grow the business and employ new staff in the rapidly expanding Asian market, especially in China. To sustain high levels of profitability, Linde is also continuing with the rigorous implementation of its HPO concept in the Asia/Pacific segment.

In the Americas segment, Linde achieved revenue growth of 7.5 percent in the first six months of 2012 to EUR 1.261 bn (2011: EUR 1.173 bn). On a comparable basis, the increase in revenue was 3.3 percent. Operating profit in this region rose at a faster rate than revenue, by 15.6 percent to EUR 312 m (2011: EUR 270 m). Factors contributing to the increase in earnings were higher capacity utilisation of plants and the progress made by Linde in the implementation of HPO. At 24.7 percent, the operating margin significantly exceeded the figure for the first half of 2011 of 23.0 percent. The progress made by Linde in its implementation of HPO also made a contribution here. The pass-through of reductions in the price of natural gas should also be taken into account when looking at the change in the operating margin.

Within the various product areas in the Gases Division, Linde achieved the highest rate of growth in the Healthcare business. On a comparable basis, revenue here in the first half of 2012 rose by 10.3 percent to EUR 664 m (2011: EUR 602 m). Contributing to this upward trend was the acquisition of Air Products’ Continental European homecare operations, which was completed on 30 April 2012. In the liquefied gases product area, revenue rose on a comparable basis by 4.3 percent to EUR 1.658 bn at 30 June 2012 (2011: EUR 1.590 bn). Linde achieved slight increases in revenue in its cylinder gas business and on-site business (where it supplies gases on site to major customers). In the cylinder gas product area, revenue rose to EUR 2.098 bn, 2.0 percent higher on a comparable basis than the figure for the first half of 2011 of EUR 2.057 bn. The on-site business achieved revenue growth of 1.4 percent on a comparable basis, with revenue rising to EUR 1.410 bn (2011: EUR 1.391 bn). Plant stoppages acted as a brake on trends in this product area. It is also worth noting that most of the growth in the on-site product area is achieved through joint ventures and that the Group’s share of revenue from these joint ventures is not disclosed in the revenue of the Gases Division.

Gases Division – Outlook

Linde remains committed to its original target for the gases business of growing at a faster pace than the market and continuing to increase productivity. In the on-site business, Linde has a healthy project pipeline, which will continue to make a substantial contribution to revenue and earnings trends for the rest of the 2012 financial year and especially in subsequent years. The Group expects its liquefied gases and cylinder gas business to perform in line with macroeconomic trends. In the Healthcare product area, Linde is anticipating continuing steady growth. Significant increases in revenue and earnings will be generated here by Linde’s intended acquisition of the US homecare company Lincare and its purchase of Air Products’ Continental European homecare business.

Linde continues to expect that revenue generated by the Gases Division in the 2012 financial year will exceed revenue generated in 2011 and that operating profit will improve.

Engineering Division

In the first half of 2012, the Engineering Division of The Linde Group generated revenue of EUR 1.229 bn. This figure was almost the same as that achieved in the first half of 2011 (EUR 1.226 bn). The very successful execution of a number of individual projects meant that Linde was able to increase operating profit in its plant construction business at a faster rate than revenue, by 7.1 percent to EUR 151 m (2011: EUR 141 m). The operating margin rose to 12.3 percent (2011: 11.5 percent), again significantly exceeding the mid-term target of 8 percent.

Order intake in the first half of 2012 was EUR 1.432 bn, 24.6 percent above the figure for the first half of 2011 of EUR 1.149 bn. A significant contribution to this increase was made by a major contract in Saudi Arabia acquired by Linde’s Engineering Division in the first quarter from the Group’s Gases Division. The USD 380 m order is for the turnkey construction of a HyCo plant plus an ammonia plant with a large storage tank. Linde will use the new plants to provide long-term supplies of industrial gases to Sadara Petrochemical Company (Sadara) in Jubail.

The Engineering Division has also been contracted by the Group’s Gases Division to build two large air separation plants in the Kalinganagar industrial complex in India. Both plants are part of a long-term on-site supply contract concluded by Linde with Tata Steel Limited in June 2012. The total investment in this project is around EUR 80 m.

Given the positive trend in orders, the order backlog in the Engineering Division grew in the first six months of 2012 to EUR 3.798 bn (31 December 2011: EUR 3.600 bn).

Engineering Division – Outlook

The high order backlog creates a good basis for a solid business performance in the Engineering Division over the next two years. Linde expects to generate the same level of revenue in its plant construction business in the 2012 financial year as in 2011. Linde is still anticipating that it will achieve an operating margin in the current financial year 2012 of at least 10 percent. In the medium term, the target for the operating margin remains at 8 percent.

Linde is well-positioned in the international market for olefin plants, natural gas plants, air separation plants and hydrogen and synthesis gas plants, and will derive lasting benefit in particular from two structural growth areas: energy and the environment.

To coincide with the publication of the quarterly financial statements, a teleconference for analysts will take place today at 2pm German time in English with Georg Denoke, CFO of Linde AG. Journalists will have the opportunity to listen to the conference live by dialling +49.69.589.99-0509. Please give the reference number 894635 and tell the operator your name and the name of your company.

The Linde Group is a world-leading gases and engineering company with around 51,000 employees in more than 100 countries worldwide. In the 2011 financial year, it generated revenue of EUR 13.787 bn. The strategy of The Linde Group is geared towards long-term profitable growth and focuses on the expansion of its international business with forward-looking products and services. Linde acts responsibly towards its shareholders, business partners, employees, society and the environment – in every one of its business areas, regions and locations across the globe. The Group is committed to technologies and products that unite the goals of customer value and sustainable development.

For more information, see The Linde Group online at http://www.linde.com.

Further information:
Media	Investor Relations
Uwe Wolfinger	Dr Dominik Heger
Telephone: +49.89.35757-1320	Telephone: +49.89.35757-1334

Matthias Dachwald	Lisa Tilmann
Telephone: +49.89.35757-1333	Telephone: +49.89.35757-1328

Disclaimer

On July 11, 2012, Linde AG and Linde US Inc. (together, “Linde”) filed with the United States Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and Lincare Holdings Inc. (“Lincare”) filed with the SEC a solicitation/recommendation statement on Schedule 14D-9, each regarding the tender offer described herein. Lincare’s shareholders are strongly advised to read these materials (as updated and amended) because they contain important information that Lincare’s shareholders should consider before tendering their shares. These materials and other documents filed by Linde or Lincare with the SEC are available for free at the SEC’s website (http://www.sec.gov) or by directing a request to either Linde AG, Klosterhofstraße 1, 80331 Munich, Germany or Lincare Holdings Inc., 19387 U.S. 19 North, Clearwater, FL 33764.